Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: 03/30/2026

/s/ Todd L. Boehly
Todd L. Boehly

TLB-LSB, LLC

By: /s/ Todd L. Boehly
Name: Todd L. Boehly
Title: Sole Member